



04010870

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

19 March, 2004

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED MAR 25 2004 WASH. D.C. 158 SECTION

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(I) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell,
32 / 101 Collins Street, Melbourne 3000

Att:

3/29

List of documents forwarded under cover of this letter to the Securities and Exchange Commission dated 19 March 2004.

- Notice of Interests of Substantial Shareholders 4/11/2003
- Press Release – Australian Paper Management Structure Changes 27/11/2003
- Press Release – PaperlinX Appoints New Chief Executive Officer 3/12/2003
- Press Release – Amcor Redundancy Case 12/12/2003
- Appendix 3B – Employee Share Option Plan 12/12/03
- Appendix 3B – Employee Share Option Plan 24/12/2003
- Notice of Person Ceasing to be a Substantial Shareholder 26/12/2003
- Appendix 3B – Employee Share/Option Plan & EISP 16/01/2004
- Appendix 3B – Exercise of Employee Options 21/01/2004
- Press Release – PaperlinX Chief Executive Officer 02/02/2004
- Appendix 3Z – Final Director's Interest Notice 06/02/2004
- Appendix 3X – Initial Director's Interest Notice 11/02/2004
- Press Release – PaperlinX Issues Long Term Unsecured Notes 12/02/2004
- Press Release – PaperlinX Interim Results 16/2/2004
- Appendix 3Y – Change of Director's Interest Notice x 2 17/02/2004
- Results for Announcement to Market 26/2/2004 –
    - Press Release – Results for the Half Year ended 31/12/2003
    - ASX Appendix 4D (Half Year Report) and Statement to ASX for the six months ended 31 December 2003
    - Half Year Financial Report including the Directors' Report and Auditors' Review Report
- Appendix 3Y – change of Director's Interest Notice 02/03/2004
- Appendix 3Y – Change of Director's Interest Notice x 2 03/03/2004
- Appendix 3Y – Change of Director's Interest Notice 05/03/2004
- Appendix 3Y – Change of Director's Interest Notice 05/03/2004
- Appendix 3Y – Change of Director's Interest Notice 09/03/2004

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Anthony Walsh
Date of last notice	19 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As a director of Ibmiboom Pty Limited, which took over as trustee for the Mooshnmim SM Superannuation Fund (the "Trust") which held 1,583 existing shares in PaperlinX Limited.
Date of change	November 2003
No. of securities held prior to change	11,315
Class	Fully paid ordinary shares
Number acquired	1,583
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares already held by the Trust at time relevant interest acquired. Estimated valuation of PaperlinX Limited shares held by the Trust is $7,000
No. of securities held after change	12,898
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Relevant interest acquired by virtue of directorship of trustee company.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Anthony Walsh
Date of last notice	19 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As a director of Ibmiboom Pty Limited, as trustee for the Mooshnmim SM Superannuation Fund (the "Trust")
Date of change	2 March 2004
No. of securities held prior to change	12,898
Class	Fully paid ordinary shares
Number acquired	8,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$36,476.88
No. of securities held after change	20,898
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	25 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Acquired by Scheinkestel Superannuation Fund Pty Ltd in which Nora Lia Scheinkestel has a beneficial interest.
Date of change	Shares purchased on 3 March 2004
No. of securities held prior to change	29,910
Class	Fully paid ordinary shares
Number acquired	4,400
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.53 per share
No. of securities held after change	34,310
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	3 March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ristolle Pty Limited in which Andrew Frank Guy has a beneficial holding
Date of change	3 March 2004
No. of securities held prior to change	49,886
Class	Fully paid ordinary shares
Number acquired	969
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.52 per share
No. of securities held after change	50,855
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	8 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ristolle Pty Limited in which Andrew Frank Guy has a beneficial holding
Date of change	2 March 2004
No. of securities held prior to change	44,689
Class	Fully paid ordinary shares
Number acquired	5,197
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.49 per share
No. of securities held after change	49,886
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Pearson Park
Date of last notice	11 February 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2004
No. of securities held prior to change	-
Class	Fully paid ordinary shares
Number acquired	20,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$91,394.40
No. of securities held after change	20,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

825061


PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

26 February 2004

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

No of Attachments: 4

Results for Announcement to Market

We attach the following pursuant to Listing Rule 4.2A:

- News Release on PaperlinX Limited's results for the half year ended 31 December 2003
- ASX Appendix 4D (Half Year Report) and Statement to ASX for six months ended 31 December 2003
- Half Year Financial Report including the Directors' Report and Auditors' Review Report.

The information contained in the Half Year Report should be read in conjunction with the most recent annual financial report.

Yours faithfully

Richard Hobson
COMPANY SECRETARY

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

26 February 2004

PAPERLINX INTERIM RESULTS

PaperlinX has today announced a net profit for the six months to December 2003 of A$53.0 million (A$71.5 million in the prior corresponding period), on revenue A$2.4 billion (A$1.9 billion). Commenting on the result, Mr Tom Park, CEO of PaperlinX said "This result is not reflective of the positive strategic moves and hard work of our employees around the world. The sharp rise in the Australian dollar has been the major contributor towards this disappointing result. Our Australian manufacturing business has been significantly impacted, both through the impact on export revenue and through the resultant downward pressure on domestic paper selling prices. Our paper merchanting businesses have performed well in the difficult trading conditions experienced internationally, and though earnings were down, excluding acquisitions, we have maintained or grown our market positions in all major merchanting regions."

"This result is also notable for the significant strategic steps taken with the acquisition of Buhrmann's paper merchanting division in Europe on 1 November 2003, and its inclusion in our results for the first time. Buhrmann's paper merchanting division is on plan year to date and provides a positive counterbalance to the current manufacturing issues in Australia."

"PaperlinX has followed a clear strategic development path since listing in 2000, and this latest acquisition positions PaperlinX as the world's leading fine paper merchant", added Mr Park "Our focus is now to maximise the long term returns that can be achieved from this platform for the benefit of our shareholders."

"This is an exciting time to join the PaperlinX team. A lot of hard work has gone into building this unique business platform. Certainly current economic conditions and the currency are continuing to impact earnings, particularly on our Australian manufacturing business, but our underlying businesses are solid, our focus on productivity and our customer bases is clear, and the employees that I have met around the world are committed."

"We don't underestimate the risks and challenges ahead of us over the next 12 months, nor do we expect short term reversal of these pressures, but there continues to be opportunities for solid returns from both our manufacturing and merchanting platforms over the longer term."

PaperlinX

NEWS RELEASE

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Ph: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Forward looking Statements:
Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

Rules 4.1, 4.3

Appendix 4D

Half Year Report

Introduced 30/6/2002.

Name of entity

PAPERLINX LIMITED

ABN	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
70 005 146 350	X		31 DECEMBER 2003

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenues from sales	up	28%	to	2,381.5
Revenues from ordinary activities *(item 1.1)*	up	27%	to	2,389.9
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	down	26%	to	53.0
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	down	26%	to	53.0

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	N/A	N/A
Interim dividend *(Half yearly report only - item 15.6)*	13.5¢	Nil
This dividend was declared at the date of this report. This dividend has not been provided for in the accounts as at 31 December 2003.		
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	13.5¢	9.5¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 18 March 2004

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	2,389.9	1,877.4
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(2,301.3)	(1,752.0)
1.3	Borrowing costs	(17.4)	(23.0)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**71.2**	**102.4**
1.6	Income tax on ordinary activities *(see note 4)*	(18.2)	(30.9)
1.7	**Profit (loss) from ordinary activities after tax**	**53.0**	**71.5**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**53.0**	**71.5**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**53.0**	**71.5**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(30.0)	20.0
1.14	Adjustments on initial adoption of Accounting Standards:		
	• Revised AASB 1028 “Employee Benefits”	-	(1.0)
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(30.0)	19.0
1.17	**Total changes in equity not resulting from transactions with owners as owners**	23.0	90.5

+ See chapter 19 for defined terms.

Earnings per security (EPS)	Current period	Previous corresponding period
1.18 Basic EPS	12.2	20.0
1.19 Diluted EPS	12.2	19.9

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

	Current period – A$M	Previous corresponding period – A$M
1.20 Profit (loss) from ordinary activities after tax (*item 1.7*)	53.0	71.5
1.21 Less (plus) outside +equity interests	-	-
1.22 Profit (loss) from ordinary activities after tax, attributable to members	**53.0**	**71.5**

Revenue and expenses from ordinary activities

(see note 15)

	Current period – A$M	Previous corresponding period – A$M
1.23 Revenue from sales or services	Refer Below	Refer Below
1.24 Interest revenue	Refer Below	Refer Below
1.25 Other relevant revenue	Refer Below	Refer Below
1.26 Details of relevant expenses	Refer Below	Refer Below
1.27 Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(40.7)	(33.0)
Capitalised outlays		
1.28 Interest costs capitalised in asset values	-	-
1.29 Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-
Borrowing costs		
1.30 Interest expense	(16.3)	(21.8)
1.31 Other borrowing costs	(1.1)	(1.2)
1.32 Borrowing costs	**(17.4)**	**(23.0)**

+ See chapter 19 for defined terms.

825061

		CONSOLIDATED	
		Current Period A$m	Previous Corresponding Period A$m
1.23 – 1.26	**REVENUES AND EXPENSES FROM ORDINARY ACTIVITIES**		
1.23	**Revenue from operating activities**		
	Sales of goods	2,381.5	1,866.7
	Rendering of services:		
	• Commissions	6.1	5.2
Sub-total – Revenue from Operating Activities		2,387.6	1,871.9
1.24 & 1.25	**Revenue from outside operating activities**		
	Insurance proceeds	-	3.6
	Rent received	0.7	0.4
	Other Sundry Revenues	0.3	-
		1.0	4.0
	Interest received:		
	• Other	1.2	1.1
	Proceeds on disposal of • Non-current assets	0.1	0.4
		1.3	1.5
Sub-total – Revenue from outside operating activities		2.3	5.5
	TOTAL REVENUE FROM ORDINARY ACTIVITIES	2,389.9	1,877.4

+ See chapter 19 for defined terms.

		CONSOLIDATED	
		Current Period A$m	Previous Corresponding Period (2) A$m
1.26	**EXPENSES FROM ORDINARY ACTIVITIES**		
	Cost of Sales	(1,910.2)	(1,469.1)
	Distribution and Warehousing Expenses	(146.1)	(115.3)
	Sales and Marketing expenses	(101.8)	(76.8)
	General and Administration expenses (1)	(142.0)	(90.0)
	Research and Development expenses	(1.2)	(0.8)
	TOTAL EXPENSES FROM ORDINARY ACTIVITIES	(2,301.3)	(1,752.0)

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of business and controlled entities disposed of $0.1 million (2002 $0.4 million).

(2) The prior period has been amended to correct the allocation of costs between categories.

Consolidated retained profits

		Current period – A$M	Previous corresponding period - A$M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	142.2	59.6
1.31	Net profit (loss) attributable to members (*item 1.11*)	53.0	71.5
1.32	Net transfers from (to) reserves *(details if material)*	(0.1)	-
1.33	Net effect of changes in accounting policies:		
	• Revised AASB 1028 "Employee Benefits"	-	(1.0)
	• AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	-	45.2
1.34	Dividends provided	-	-
1.35	Dividends paid	(62.3)	(45.2)
1.35	**Retained profits (accumulated losses) at end of financial period**	**132.8**	**130.1**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

	Consolidated – current period			
	Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1 Amortisation of goodwill	8.1	-	-	8.1
2.2 Amortisation of other intangibles	-	-	-	-
2.3 Total amortisation of intangibles	8.1	-	-	8.1
2.4 Extraordinary items (details)	-	-	-	-
2.5 Total extraordinary items	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

	Current year – A$M	Previous year – A$M
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash assets	275.2	452.0	183.4
4.2	Receivables	1,657.1	626.6	685.2
4.3	Investments	-	-	-
4.4	Inventories	864.4	528.3	570.2
4.5	Current tax assets	-	-	-
4.6	Other	-	-	-
4.7	**Total current assets**	**2,796.7**	**1,606.9**	**1,438.8**
	Non-current assets			
4.8	Receivables	10.5	2.4	4.9
4.9	Investments (equity accounted)	-	-	-
4.10	Other financial assets	14.3	2.0	1.5
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties	-	-	-
4.14	Other property, plant and equipment (net)	1,349.8	1,079.5	1,093.6
4.15	Intangible assets (net)	333.2	247.8	282.0
4.16	Deferred tax assets	40.0	40.2	37.0
4.17	Other	-	-	-
4.18	**Total non-current assets**	**1,747.8**	**1,371.9**	**1,419.0**
4.19	**Total assets**	**4,544.5**	**2,978.8**	**2,857.8**
	Current liabilities			
4.20	Payables	1,051.4	462.0	510.4
4.21	Interest bearing liabilities	57.0	43.3	50.6
4.22	Current tax liabilities	7.7	12.1	11.7
4.23	Provisions exc. tax liabilities	96.1	49.2	53.8
4.24	Other	-	-	-
4.25	**Total current liabilities**	**1,212.2**	**566.6**	**626.5**
	Non-current liabilities			
4.26	Payables	15.3	20.6	24.1
4.27	Interest bearing liabilities	1,348.8	553.1	550.7
4.28	Deferred tax liabilities	168.0	154.5	141.8
4.29	Provisions exc. tax liabilities	38.4	37.8	39.5
4.30	Other	-	-	-
4.31	**Total non-current liabilities**	**1,570.5**	**766.0**	**756.1**
4.32	**Total liabilities**	**2,782.7**	**1,332.6**	**1,382.6**
4.33	**Net assets**	**1,761.8**	**1,646.2**	**1,475.2**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position (cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.34	Capital/contributed equity	1,694.3	1,541.3	1,312.7
4.35	Reserves	(67.3)	(37.4)	32.3
4.36	Retained profits (accumulated losses)	132.8	142.2	130.1
4.37	**Equity attributable to members of the parent entity**	**1,759.8**	**1,646.1**	**1,475.1**
4.38	Outside +equity interests in controlled entities	2.0	0.1	0.1
4.39	**Total equity**	**1,761.8**	**1,646.2**	**1,475.2**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	-
5.2	Expenditure incurred during current period	N/A	-
5.3	Expenditure written off during current period	N/A	-
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	-
5.5	Expenditure transferred to Development Properties	N/A	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	-

+ See chapter 19 for defined terms.

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	-
6.2	Expenditure incurred during current period	N/A	-
6.3	Expenditure transferred from exploration and evaluation	N/A	-
6.4	Expenditure written off during current period	N/A	-
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	-
6.6	Expenditure transferred to mine properties	N/A	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**-**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	2,376.0	1,897.6
7.2	Payments to suppliers and employees	(2,244.9)	(1,732.6)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	1.2	1.1
7.6	Interest and other costs of finance paid	(16.0)	(24.4)
7.7	Income taxes paid	(19.2)	(24.3)
7.8	Other (provide details if material)	7.1	9.2
7.9	**Net operating cash flows**	**104.2**	**126.6**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(24.2)	(31.2)
7.11	Proceeds from sale of property, plant and equipment	0.2	1.8
7.12	Payment for purchases of controlled entities and assets	(1,136.8)	(324.4)
7.13	Proceeds from sale of controlled entities and assets	-	-
7.14	Loans to other entities	-	-
7.15	Loans (advanced to)/repaid by other entities	(3.6)	0.9
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(1,164.4)**	**(352.9)**
	Cash flows related to financing activities		
7.18 (1)	Proceeds from issues of shares	150.8	175.0
7.18 (2)	Share issue expenses	(2.0)	(2.2)
7.18 (3)	Payment for shares bought back	-	(1.0)
7.19	Proceeds from borrowings	1,059.9	491.7
7.20	Repayment of borrowings	(259.4)	(328.9)
7.21	Dividends paid	(62.2)	(45.0)
7.22 (1)	Other - Loans (repaid to)/received from other persons	(0.6)	(0.3)
7.22 (2)	Other – Principal lease repayments	(0.1)	(0.1)
7.23	**Net financing cash flows**	**886.4**	**289.2**
7.24	**Net increase (decrease) in cash held**	**(173.8)**	**62.9**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	452.0	107.8
7.26	Exchange rate adjustments to item 7.25.	(6.7)	12.2
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**271.5**	**182.9**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

NIL

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period A$M	Previous corresponding Period – A$M
8.1 Cash on hand and at bank	212.8	124.5
8.2 Deposits at call	62.4	58.9
8.3 Bank overdraft	(3.7)	(0.5)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**271.5**	**182.9**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	3.0%	5.5%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	3.0%	4.8%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding Period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
a) Basic EPS	12.2¢	20.0¢
b) Diluted EPS (if materially different from the Basic EPS)	12.2¢	19.9¢
c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS - million	433.8	356.9
d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS - million	436.2	359.5

NTA backing	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	$3.11	$3.22

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	PAPERLINX EUROPE (formerly the Paper Merchanting Division of Buhrmann NV Group)
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	A$M 7.7
13.3	Date from which such profit has been calculated	1 November, 2003
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable — 7 April 2004

15.2 +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) — 18 March 2004

15.3 If it is a final dividend, has it been declared? *(Preliminary final report only)* — N/A

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate)	N/A	N/A	N/A
15.5	Previous year (30% tax rate)	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December 2003.	13.5¢	Nil	N/A
15.7	Previous year (30% tax rate)	13.5¢	9.5¢	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding Period – A$M
15.10	+Ordinary securities *(each class separately)*	Not provided for at 31 December 2003	Not provided for at 31 December 2002
	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)* Refer 15.6 above		
15.13	**Total**	-	-

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) from ordinary activities before tax	N/A	N/A
16.2 Income tax on ordinary activities	N/A	N/A
16.3 Profit (loss) from ordinary activities after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period A$M	Previous correspondin g period – A$M
NIL				
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous correspondin g period	Current period A$M	Previous correspondin g period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	445,996,609			
18.4	Changes during current period				
	(a) Increases through Employee Share Plan Issues	690,560	690,560	$3.32	$3.32
	– Exercise of Options	135,000	135,000	$3.13	$3.13
	– Exercise of Options	12,500	27,500	$3.32	$3.32
	– Exercise of options	30,000	15,000	$3.50	$3.50
	– Exercise of options	18,700	18,700	$4.12	$4.12
	– Exercise of options	150,000	150,000	$4.18	$4.18
	(b) Increase through long term incentive plan	85,831	85,831	-	-
	(c) Share Purchase Plan issue of shares as part of funding the acquisition of PaperlinX Europe (formerly the Paper Merchanting Division of Buhrmann NV Group)	33,510,860	33,510,860	$4.46	$4.46
	(d) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through Employee Share Plan Issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*	2,315,400	Nil	Various	N/A
18.8	Issued during current period	150,000	Nil	$4.64	N/A
18.9	Exercised during current period	135,000 12,500 30,000 18,700 150,000	Nil Nil Nil Nil Nil	$3.13 $3.32 $3.50 $4.12 $4.18	N/A N/A N/A N/A N/A
18.10	Expired during current period	11,000	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes businesses divested, stationery, and corporate costs. The proceeds received in relation to businesses divested are disclosed as unallocated revenue.

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the period ended 31 December 2003					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	52.2	2,088.6	4.3	2,092.9	3,145.0
Communication Papers	33.9	366.9	1.7	368.6	900.4
Packaging Papers	12.7	124.7	-	124.7	283.8
Corporate and Other	(12.5)	55.0	1.1	56.1	175.3
Profit before net interest and income tax	86.3				
Net interest (1)	(15.1)				
Profit before income tax	71.2				
Income Tax Expense (1)	(18.2)				
Inter-segment sales (2)		(253.7)		(253.7)	
Unallocated revenue (4)			1.3	1.3	
Unallocated assets (deferred tax assets)					40.0
	53.0	2,381.5	8.4	2,389.9	4,544.5

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the period ended 31 December 2002					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	47.1	1,551.1	5.2	1,556.3	1,486.7
Communication Papers	60.0	403.9	-	403.9	886.2
Packaging Papers	22.7	135.5	0.9	136.4	295.1
Corporate and Other	(6.7)	56.7	3.1	59.8	152.8
Profit before net interest and income tax	123.1				
Net interest (1)	(20.7)				
Profit before income tax	102.4				
Income tax expense (1)	(30.9)				
Inter-segment sales (2)		(280.5)		(280.5)	
Unallocated revenue (4)			1.5	1.5	
Unallocated assets (deferred tax assets)					37.0
	71.5	1,866.7	10.7	1,877.4	2,857.8

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest and income tax.

	2003 $m	2002 $m
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	6.1	5.2
Other revenue from outside operating activities	1.0	4.0
	7.1	9.2
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	1.3	1.5
	8.4	10.7

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached news release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached news release

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the franking account of PaperlinX Limited as at 31 December 2003 was negative $6.6 million (2002 $4.8 million).

The balance of the consolidated franking account as at 31 December 2003 was negative $0.2 million (2002 $9.4 million). After taking into account the estimated tax payable as at 31 December 2003 and the payment of dividend provided for at that date, where applicable, the balance of the consolidated franking account is estimated to be negative $2.0 million (2002 $13.8 million).

The balance of the franking accounts, as referred to above, is stated at a 30% tax rate.

PaperlinX Limited has declared an unfranked dividend, at the date of this report, on ordinary shares payable 7 April 2004 – 13.5 cents per share. This dividend has not been provided for in the accounts as at 31 December 2003.

It is unlikely that the final dividend in respect of the year ending 30 June 2004 will be franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Not Applicable

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

+ See chapter 19 for defined terms.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

The major decrease in contingent liabilities since the last annual report relates to a bank guarantee for GBP 10.0 million issued in relation to the purchase of The Paper Company Ltd (formerly Bunzl Fine Paper Ltd). The guarantee expired on 1 July 2003, after the required cash settlement was made.

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable
Date	Not applicable
Time	Not applicable
Approximate date the +annual report will be available	Not applicable

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

	The +accounts have been audited.	X	The +accounts have been subject to review.
	The +accounts are in the process of being audited or subject to review.		The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 26 February 2004
(Company Secretary)

Print name: Richard Hobson

+ See chapter 19 for defined terms.



ACN 005 146 350 ABN 70 005 146 350

NEWS RELEASE

26 February 2004

Statement to Australian Stock Exchange and News Media
For six months ended 31 December 2003

REVIEW OF THE SIX MONTHS

Key Influences on Result

- Currency volatility and rapid rise in the Australian dollar
- Lower average paper selling prices
- Difficulties in the commissioning of the semi-extensible kraft paper unit
- Two months contribution from Buhrmann paper merchanting division
- Maintained or grew market positions in Merchanting
- Lower imported pulp costs

		PaperlinX Limited & Controlled Entities		
		6 months to Dec 2003	6 months to Dec 2002	% Change
Sales Revenue	$m	2,381.5	1,866.7	28
Profit from Ordinary Activities before interest, income tax, amortisation and depreciation	$m	135.1	164.1	(18)
Profit from Ordinary Activities before interest & income tax	$m	86.3	123.1	(30)
Profit from Ordinary Activities before income tax	$m	71.2	102.4	(30)
Profit from Ordinary Activities after income tax	$m	53.0	71.5	(26)
Key Ratios				
Profit from Ordinary Activities before interest and income tax to average funds employed	%	8.0	12.9	
Return on average shareholders equity	%	6.2	10.2	
Net operating cash flow	$m	104.2	126.6	
Net interest cover (times)	x	5.7	5.9	
Earnings per share before goodwill amortisation	cps	14.1	22.3	
Earnings per share	cps	12.2	20.0	
Dividend per share	cps	13.5	13.5	

The six months to 31 December 2003 has been a significant period in the development of PaperlinX. On 1 November 2003 PaperlinX completed the acquisition of the largest paper merchant in Europe, thereby establishing PaperlinX as the world's leading fine paper merchant. This key step in PaperlinX's strategy has resulted in further diversification of the Company's earnings base both geographically and by business segment.



PaperlinX's earnings for the six months to 31 December 2003 have been significantly affected by four main factors:

- The 24% increase in the average rates for the six months to December 2003 compared to the prior period of the Australian dollar relative to the United States dollar, has significantly reduced profitability in the Australian Paper business and reduced earnings translated from overseas businesses. A positive impact has been the reduced cost of imported pulp.

- Lower average international fine paper selling prices in all major markets due to the paper supply and demand imbalance.

- Start-up commissioning difficulties in the production of the new semi-extensible sack kraft.

- The positive contribution from 1 November 2003 of the acquisition of Buhrmann paper merchanting division.

Profit before interest and tax of $86.3 million is 30% below the six months to December 2002. Profit after tax reduced 26% to $53.0 million.

PaperlinX continues to produce good returns relative to the global paper industry which has faced extremely challenging economic conditions. Returns and earnings per share have been impacted by the combination of lower earnings and the issuing of shares some months ahead of the acquisition of the Buhrmann paper merchanting business.

PaperlinX announced on 12 February 2004 that it had finalised a United States Private Placement for the equivalent to USD250 million of long term loans with maturities of 10 and 15 years to replace interim bridging finance. The interest rates are fixed for the term of the loans. Completion of the funding provides the Company an appropriate mix of long term, medium term and short term funding.

PaperlinX's balance sheet and key financial ratios remain strong.

DIVIDEND

Directors have declared an unfranked interim dividend of 13.5 cents per share. The Board decided to maintain the level of dividend after taking into consideration the cash flow and the outlook for the business.



The significant reduction in the earnings of the Australian based business, combined with the increasing proportion of earnings being generated by the overseas businesses significantly affected the level of franking.

The dividend will be mailed on 7 April 2004 to shareholders on record as of 18 March 2004 as being entitled to the dividend.

825061



OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, Operating Profit from Ordinary Activities, Sales Revenue, and Total Assets by industry and geographic segments for the six months to 31 December 2002 and for the six months to 31 December 2003.

	Operating Profit		Sales Revenue		Total Assets	
	Dec 2003	Dec 2002	Dec 2003	Dec 2002	Dec 2003	Dec 2002
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting & Paper Trading [1] [2] [4]	52.2	47.1	2,088.6	1,551.1	3,145.0	1,486.7
Communication Papers [1]	33.9	60.0	366.9	403.9	900.4	886.2
Packaging Papers [1]	12.7	22.7	124.7	135.5	283.8	295.1
Corporate and Other [1] [4]	(12.5)	(6.7)	55.0	56.7	175.3	152.8
Operating profit from Ordinary Activities before interest & income tax	86.3	123.1				
Net Interest	(15.1)	(20.7)				
Income Tax Expense	(18.2)	(30.9)				
Inter-segment Sales [4]			(253.7)	(280.5)		
Unallocated Assets (deferred tax assets)					40.0	37.0
Total:	53.0	71.5	2,381.5	1,866.7	4,544.5	2,857.8
Geographic Segments [2] [3]						
Australia [1]	43.2	89.1	738.6	782.3	1,743.8	1,709.8
New Zealand [1]	5.7	4.8	104.1	117.0	94.5	111.0
North America [1] [2] [3]	6.1	10.2	421.1	464.1	358.1	404.4
Europe [1] [2]	30.6	17.7	1,077.8	456.2	2,250.8	533.2
Asia [1] [2]	0.7	1.3	39.9	47.1	57.3	62.4
Operating profit from Ordinary Activities before interest & income tax	86.3	123.1				
Net Interest	(15.1)	(20.7)				
Income Tax Expense	(18.2)	(30.9)				
Unallocated Assets (deferred tax assets)					40.0	37.0
Total:	53.0	71.5	2,381.5	1,866.7	4,544.5	2,857.8

(1) Profit before interest and income tax.

(2) Buhrmann's paper merchanting division included from 1/11/03.

(3) The geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the country where the business is based.

(4) 2002 reallocation of converting business from Corporate to Merchanting & Paper Trading, sales $4m, PBIT $0, assets $7m



MERCHANTING

		6 mnths Dec 03	6 mnths Dec 02	Increase %
Sales Volume	'000 tonnes	1,141	746	53
Sales Revenue	A$m	2,089	1,551	35
Operating Profit before Interest & Tax	A$m	52.2	47.1	11

PaperlinX's Merchanting business results include the acquisition of Buhrmann's paper merchanting division for the two months from 1 November 2003.

Sales revenue for merchanting increased 35% to $2.1 billion, and profit before interest and tax was $52.2 million, an increase of 11% over the prior period. The impact of translation of overseas earnings reduced reported merchanting profit by $4 million compared to the prior period.

Internationally, the paper industry has continued to experience difficult trading conditions with reduced selling prices in most regions and demand for printing and writing papers remaining subdued. Considering these challenging conditions, PaperlinX's merchanting business has performed well. In all regions, market position has been either maintained or strengthened.

PaperlinX's merchanting business is well placed to benefit from improvements in the general economic conditions which lead to an increase in demand for paper. As demand increases it is expected improved paper prices and margins will follow.

Australia

		6 mnths Dec 03	6 mnths Dec 02
Sales Volume	'000 tonnes	244	239
Sales Revenue	A$m	446	467
Operating Profit before Interest & Tax	A$m	9.2	13.0

In Australia, demand remained subdued through most of the period, with an improvement in recent months. The appreciating Australian dollar resulted in lower average selling prices and increased competition as overseas suppliers sought to strengthen their market positions. PaperlinX increased its market share and sales volumes, however the lower average selling prices resulted in lower operating earnings.



New Zealand

		6 mnths Dec 03	6 mnths Dec 02
Sales Volume	'000 tonnes	65	63
Sales Revenue	NZ$m	118	134
Operating Profit before Interest & Tax	NZ$m	6.4	5.5

In New Zealand, PaperlinX capitalised on its strong market position and finalised the rationalisation of the number of business units which resulted in improved operating efficiency. The business achieved growth in both volume and market share and, despite lower average selling prices, improved margins and operating earnings.

Asia

		6 mnths Dec 03	6 mnths Dec 02
Sales Volume	'000 tonnes	36	33
Sales Revenue	S$m	48	46
Operating Profit before Interest & Tax	S$m	0.8	1.3

Asia continues to be a challenging market, with weak demand and highly competitive trading conditions. Selling prices and margins remained under pressure leading to lower operating earnings.

North America

		6 mnths Dec 03	6 mnths Dec 02
Sales Volume	'000 tonnes	236	221
Sales Revenue	US$m	289	257
Operating Profit before Interest & Tax	US$m	4.2	5.7

In North America, paper demand is yet to respond to the apparent gradually improving economic condition. The trading environment is exacerbated by excess paper supply, resulting in continuous pressure on selling prices and profit margins. While PaperlinX North America benefited from changes in the mix of product sold, lower selling prices did impact on margin and operating profits. PaperlinX saw a small decrease in the merchanting volume sold but this represented a significant out-performance compared to the industry, and hence an increase in market share.

In particular, Canada was impacted by the sharp appreciation of their currency, reducing the competitiveness of Canadian printers compared to their USA neighbours. PaperlinX's performance in Canada was also impacted by the activities associated with the Canadian Competition Authority investigation and associated


PaperlinX

legal costs. We believe the major effect of this investigation has passed for our Canadian business and its recent performance has significantly improved.

The United States business includes from 1 November 2003 the 'cash & carry' paper business acquired as part of the Buhrmann acquisition. This business continues to perform well.

Europe

		6 mnths Dec 03	6 mnths Dec 02
Sales Volume	'000 tonnes	560	191
Sales Revenue	€m	636	255
Operating Profit before Interest & Tax	€m	18.0	9.9

The Paper Company, which operates in the UK & Ireland, continued to perform very well, with operating earnings (in local currency) increasing. This improvement is despite tough overall trading conditions, including lower average selling prices.

The European result also includes the businesses acquired from Buhrmann. These businesses operate in 19 countries throughout Europe and in South Africa. The business is performing slightly ahead of expectations. In particular, benefits are being delivered from restructuring undertaken in Germany and the United Kingdom.

While selling prices in Europe remain under pressure, demand in recent months has been strengthening. We are confident the European business will continue to deliver results at least in line with our expectations.



AUSTRALIAN PAPER: COMMUNICATION PAPERS

		6 mnths Dec 03	6 mnths Dec 02	Increase/ (Decrease)%
Sales Volume	'000 tonnes	247	253	(2)
- Australia/New Zealand	%	85	88	
Sales Revenue	A$m	367	404	(9)
Operating Profit before Interest & Tax	A$m	33.9	60.0	(44)

Australian Paper's Communication Papers earnings were significantly affected during the period by the sharply higher Australian dollar, which increased, on an average basis, 24% against the US dollar compared to the prior period. The stronger currency affected the Communication Papers business in three ways:

- Imports which account for over 60% of the communication paper sold in Australia, were cheaper and hence to remain competitive, selling prices of our Australian manufactured product were reduced.

- Revenue from exports, which was approximately 15% of PaperlinX's sales volumes of communication papers, reduced as sales are predominantly made in US dollars.

- On a positive note, imported pulp, a major raw material, was cheaper as it is purchased in US dollars.

Australian selling prices reflected both the currency impact and a weak international paper selling price environment. International paper manufacturers sought additional markets to sell their surplus product, including Australia, as international markets remained over supplied. This exacerbated the competitive pressure in Australia, resulting in lower sales volumes and selling prices for PaperlinX. The benefits of the lower cost of imported pulp and productivity improvement programs implemented during the period only partially mitigated the lower average selling prices, resulting in the sharply lower operating profit.

Improving economic indicators in both the US and Europe have yet to result in sufficient demand growth to absorb the surplus paper supply and see increases in international selling prices.



AUSTRALIAN PAPER: PACKAGING PAPERS

		6 mnths Dec 03	6 mnths Dec 02	Increase/ (Decrease)%
Sales Volume	'000 tonnes	157	165	(5)
- Australia/New Zealand	%	88	86	
Sales Revenue	A$m	125	136	(8)
Operating Profit before Interest & Tax	A$m	12.7	22.7	(44)

Australian Paper's Packaging Papers business operating profit for the six months to 31 December 2003 reduced to A$13 million, down 44% on the prior corresponding period.

The sack and bag segment of the Packaging Papers business was adversely affected by:

- The strengthened Australian dollar which resulted in reduced Australian selling prices necessary to meet competitive prices from imports.
- Reduced sales revenue from exports which are generally sold in United States dollars.
- Production and quality issues with the new semi-extensible sack kraft unit at Maryvale Mill resulted in loss of production volume and market share. Steps are underway to rectify the quality issues, produce a suitable product for our customers and to regain market share.

The linerboard segment of the Packaging Papers business performed well with strong Australian demand, although it was also impacted by lower export revenue due to the strength of the Australian dollar.



CORPORATE & OTHER

		6 mnths Dec 03	6 mnths Dec 02	Increase/ (Decrease)%
Sales Revenue	$m	55	57	(3)
Operating Profit before Interest & Tax	$m	(12.5)	(6.7)	(87)

Corporate and other includes the stationery and envelopes business as well as the corporate expenses of PaperlinX.

The stationery and envelopes business faced extremely tough competition, particularly from imports. Operating results benefited from the restructure completed in the prior year, although overall profit was slightly below the previous period.

Corporate costs were in line with prior period, however a number of non-recurring benefits (such as insurance proceeds and divestment proceeds) were recorded in the prior period.

FINANCIAL POSITION

As previously reported, PaperlinX acquired the paper merchanting division of Buhrmann NV on 1 November 2003 for €655 million, including costs. As part of the funding for the acquisition, the Company issued 53.6 million shares in June 2003 through an institutional placement and 33.5 million shares in September 2003 through a Share Purchase Plan to existing shareholders. In total, these share issues raised A$389 million.

In December 2003, PaperlinX increased its multicurrency bank debt facility from USD400 million to USD700 million. This facility is for between 3 and 5 years.

In February 2004, a United States Private Placement of USD250 million of 10 and 15 year notes were issued at fixed interest rates, which were used to repay short term bridging finance.

Following these placements, PaperlinX's Balance Sheet ratio's are within the long term target range.

825061



The PaperlinX group statements of Financial Position and Financial Performance are as follows:

STATEMENT OF FINANCIAL POSITION

		PAPERLINX LIMITED AND CONTROLLED ENTITIES	
		December 2003	June 2003
Current Assets	$m	2,796.7	1,606.9
Non current assets	$m	1,747.8	1,371.9
Total Assets	$m	4,544.5	2,978.8
Current Liabilities	$m	1,212.2	566.6
Non Current Liabilities	$m	1,570.5	766.0
Total Liabilities	$m	2,782.7	1,332.6
Shareholders Equity	$m	1,761.8	1,646.2
Key Balance Sheet Ratios			
Net Debt	$m	1,130.6	144.4
Net debt to net debt and shareholders equity	%	39.1	8.1
Net debt to shareholders equity	%	64.2	8.8
Net tangible assets per share	$	3.11	3.30

STATEMENT OF FINANCIAL PERFORMANCE

	PAPERLINX LIMITED AND CONTROLLED ENTITIES 6 months ended 31 December	
	2003	2002
	$m	$m
SALES REVENUE	2,381.5	1,866.7
Operating Profit from Ordinary Activities before depreciation, amortisation, interest and income tax	135.1	164.1
Depreciation and amortisation	(48.8)	(41.0)
Operating Profit from Ordinary Activities before interest and income tax	86.3	123.1
Net Interest Expense	(15.1)	(20.7)
Operating profit from Ordinary Activities before income tax	71.2	102.4
Income tax expense on Operating profit	(18.2)	(30.9)
OPERATING PROFIT	53.0	71.5

RETURN ON AVERAGE FUNDS EMPLOYED [2]

	6 mnths Dec 03	6 mnths Dec 02
Merchanting* [1]	9.8%	10.7%
Australian Paper*	8.2%	15.6%
PaperlinX Group	8.0%	12.9%

* before allocation of corporate overheads

[1] before Buhrmann paper merchanting division 10.2%

[2] EBIT / funds employed



OUTLOOK

There are signs of improving demand for fine paper in the major markets in Europe and North America. In Australia, the key factor impacting our results continues to be the currency exchange rate. At the end of December 2003, compared to December 2002, the Australian dollar had strengthened against the US dollar by 32%. In the near term, we do not expect a lessening of the currency related pressure on the profitability of both Communication Papers and Packaging Papers.

In addition to the cost reductions and restructuring actions taken to date, the Company continues to examine all opportunities to ensure that our Communication Papers business can achieve and sustain adequate returns at these higher currency levels. Our Australian manufacturing business is continuing to work on operational efficiencies and cost structures to mitigate the currency impact and strengthen the business for the future. Additionally, the Packaging Papers business is examining further market development opportunities.

With the addition of the enlarged European merchanting business and the improved geographic diversity of the overall business, PaperlinX benefits from the positive balance between our two business streams.

Integration of the acquired businesses, achieving maximum synergy benefits and securing targeted productivity benefits and continued support of our customer base are the prime focus in the near term. PaperlinX is confident it can capitalise on the strengths of its people, products, businesses, and unique position to deliver improved returns on average funds employed and increasing shareholder value over time.

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Mob: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

PAPERLINX LIMITED
ABN 70 005 146 350

HALF-YEARLY FINANCIAL REPORT

31 DECEMBER 2003

DIRECTORS' REPORT

The directors present their report together with the consolidated financial report of PaperlinX Limited and its controlled entities ("the consolidated entity") for the half-year ended 31 December 2003 and the auditors' review report thereon.

Directors

The directors of the company during or since the end of the half-year are:

Name	Period of Directorship
Mr D E (David) Meiklejohn Chairman	Director and Chairman since December 1999
Mr T P (Thomas) Park	Appointed Managing Director in February 2004
Mr D G (Darryl) Abotomey	Director since March 2001
Mr A F (Andrew) Guy	Director since March 2001
Mr B J (Barry) Jackson	Director since February 2000
Dr N L (Nora) Scheinkestel	Director since February 2000
Mr D A (David) Walsh	Director since July 2000
Mr P R (Peter) Waterworth	Director since March 2001
Mr L J (Lindsay) Yelland	Director since February 2000
Mr I M (Ian) Wightwick	Director since December 1993 - retired as Managing Director effective 31 January 2004

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in PaperlinX's Statement to the Australian Stock Exchange and News Media dated 26 February 2004 (copy attached).

The results include the acquisition of Buhrmann's Paper Merchanting Division from 1 November 2003. Therefore there are two months profit impact included in the result and the balance sheet has been consolidated from 1 November 2003.

Rounding Off

The company is the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

In accordance with a resolution of the directors, dated at Melbourne, this 26th day of February 2004.

D E Meiklejohn
Chairman

T P Park
Managing Director

STATEMENT OF FINANCIAL PERFORMANCE

For the half-year ended 31 December		CONSOLIDATED 2003 $m	2002 $m
Revenue from ordinary activities	Note 2	2,389.9	1,877.4
Expenses from ordinary activities	Note 3	(2,301.3)	(1,752.0)
Borrowing costs		(17.4)	(23.0)
***Profit from ordinary activities before* income tax**		71.2	102.4
Income tax expense		(18.2)	(30.9)
Net profit attributable to members of PaperlinX Limited	Note 5	**53.0**	**71.5**
Net exchange differences on translation of overseas controlled entities		(30.0)	20.0
Adjustments on initial adoption of Accounting Standards:			
• Revised AASB 1028 "Employee Benefits"		-	(1.0)
Total revenues, expenses and valuation adjustments attributable to members of PaperlinX Limited recognised directly in equity		(30.0)	19.0
Total changes in equity from non-owner related transactions attributable to the members of PaperlinX Limited		23.0	90.5
Basic earnings per share		12.2¢	20.0¢
The weighted average number of shares on issue (million) used in the calculation of the basic earnings per share		433.8	356.9
Diluted earnings per share		12.2¢	19.9¢
The weighted average number of shares on issue (million) used in the calculation of the diluted earnings per share		436.2	359.5

Notes 1 to 10 form part of the financial statements and are to be read in conjunction therewith.

STATEMENT OF FINANCIAL POSITION

As at		CONSOLIDATED 31 December 2003 $m	30 June 2003 $m
CURRENT ASSETS			
Cash assets		275.2	452.0
Receivables		1,657.1	626.6
Inventories		864.4	528.3
TOTAL CURRENT ASSETS		**2,796.7**	**1,606.9**
NON-CURRENT ASSETS			
Receivables		10.5	2.4
Other financial assets		14.3	2.0
Property, plant and equipment		1,349.8	1,079.5
Intangible assets		333.2	247.8
Deferred tax assets		40.0	40.2
TOTAL NON-CURRENT ASSETS		**1,747.8**	**1,371.9**
TOTAL ASSETS		**4,544.5**	**2,978.8**
CURRENT LIABILITIES			
Payables		1,051.4	462.0
Interest bearing liabilities		57.0	43.3
Current tax liabilities		7.7	12.1
Provisions		96.1	49.2
TOTAL CURRENT LIABILITIES		**1,212.2**	**566.6**
NON-CURRENT LIABILITIES			
Payables		15.3	20.6
Interest bearing liabilities		1,348.8	553.1
Deferred tax liabilities		168.0	154.5
Provisions		38.4	37.8
TOTAL NON-CURRENT LIABILITIES		**1,570.5**	**766.0**
TOTAL LIABILITIES		**2,782.7**	**1,332.6**
NET ASSETS		**1,761.8**	**1,646.2**
EQUITY			
Contributed equity	Note 4	1,694.3	1,541.3
Reserves		(67.3)	(37.4)
Retained profits	Note 5	132.8	142.2
Total parent entity interest		**1,759.8**	**1,646.1**
Outside equity interests in controlled entities		2.0	0.1
TOTAL EQUITY		**1,761.8**	**1,646.2**

Notes 1 to 10 form part of these financial statements and are to be read in conjunction therewith.

STATEMENT OF CASH FLOWS

For the half-year ended 31 December	CONSOLIDATED 2003 $m	2002 $m
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	2,376.0	1,897.6
Payments to suppliers and employees	(2,244.9)	(1,732.6)
Interest received	1.2	1.1
Interest paid	(16.0)	(24.4)
Income taxes paid	(19.2)	(24.3)
Other income received	7.1	9.2
NET CASH FROM OPERATING ACTIVITIES	104.2	126.6
CASH FLOWS USED IN INVESTING ACTIVITIES		
Loans (advanced to) / repaid by other persons	(3.6)	0.9
Acquisition of:		
Controlled entities and businesses	(1,136.8)	(324.4)
Property, plant and equipment	(24.2)	(31.2)
Proceeds from the sale of:		
Property, plant and equipment	0.2	1.8
NET CASH USED IN INVESTING ACTIVITIES	(1,164.4)	(352.9)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(62.2)	(45.0)
Proceeds from issue of shares	150.8	175.0
Share issue expenses	(2.0)	(2.2)
Payment for shares bought back	-	(1.0)
Loans repaid to other persons	(0.6)	(0.3)
Proceeds from borrowings	1,059.9	491.7
Repayment of borrowings	(259.4)	(328.9)
Principal lease repayments	(0.1)	(0.1)
NET CASH FROM FINANCING ACTIVITIES	886.4	289.2
NET (DECREASE) / INCREASE IN CASH HELD	(173.8)	62.9
Cash at the beginning of the half-year	452.0	107.8
Exchange rate changes on translation of foreign currency cash flows and cash balances	(6.7)	12.2
Cash at the end of the half-year	271.5	182.9

Notes 1 to 10 form part of these financial statements and are to be read in conjunction therewith.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003

Note 1. Statement of Significant Accounting Policies

(a) Basis of Preparation of Half-Yearly Financial Report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. This half-year financial report is to be read in conjunction with the 30 June 2003 Full Year Financial Report and any public announcements by PaperlinX Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, are consistent with those applied in the 30 June 2003 Full Year Financial Report.

The half-year report does not include full note disclosures of the type normally included in a full year financial report.

(b) Reclassification of Financial Information

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with changes in presentation in the current period.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003 (cont'd)

	For the half-year ended 31 December	CONSOLIDATED 2003 $m	2002 $m
Note 2.	**Revenue from Ordinary Activities**		
	Revenue from operating activities		
	Sales of goods	2,381.5	1,866.7
	Rendering of services:		
	• Commissions	6.1	5.2
	Total revenue from operating activities	2,387.6	1,871.9
	Revenue from outside operating activities		
	Insurance recoveries	-	3.6
	Rent received	0.7	0.4
	Other sundry revenues	0.3	-
	Sub-total	1.0	4.0
	Interest received:		
	• Other	1.2	1.1
	Proceeds on disposals of:		
	• Non-current assets	0.1	0.4
	Sub-total	1.3	1.5
	Total revenue from outside operating activities	2.3	5.5
	Total revenue from ordinary activities	2,389.9	1,877.4
Note 3.	**Expenses from Ordinary Activities** (2)		
	Cost of sales	1,910.2	1,469.1
	Distribution and warehousing expenses	146.1	115.3
	Sales and marketing expenses	101.8	76.8
	General and administration expenses (1)	142.0	90.0
	Research and development expenses	1.2	0.8
	Total Expenses from Ordinary Activities	2,301.3	1,752.0

(1) In accordance with current accounting standard requirements, general and administration expenses includes the carrying value of the non-current assets and the carrying value of the businesses and controlled entities disposed of, totalling $0.1 million (2002: $0.4 million).

(2) The prior period has been amended to correct the allocation of costs between categories.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003 (cont'd)

Note 4. Contributed Equity

	CONSOLIDATED	
	31 December 2003 $m	30 June 2003 $m
Issued and paid-up share capital 445,996,609 ordinary shares (June 2003: 411,363,158 ordinary shares)	1,694.3	1,541.3
TOTAL CONTRIBUTED EQUITY	1,694.3	1,541.3
Movement in ordinary share capital:		
Balance at beginning of period	1,541.3	1,140.9
Nil (2003: 26,041,667) shares issued at $4.80 pursuant to an institutional placement of shares as part of the funding of the acquisition of The Paper Company Ltd	-	125.0
Nil (2003: 10,411,910) shares issued at $4.80 pursuant to a share purchase plan as part of the funding of the acquisition of The Paper Company Ltd	-	50.0
Nil (2003: 1,750,456) shares cancelled at an average price of $5.03 pursuant to a share buy back	-	(8.8)
Nil (2003: 53,600,000) shares issued at $4.46 pursuant to an institutional placement of shares as part of the funding for the acquisition of PaperlinX Europe (formerly the Paper Merchanting Division of the Buhrmann NV Group)	-	239.0
33,510,860 (2003: Nil) shares issued at $4.46 pursuant to a share purchase plan as part of the funding for the acquisition of PaperlinX Europe (formerly the Paper Merchanting Division of the Buhrmann NV Group)	149.5	-
135,000 (2003: 320,000) shares issued at $3.13 each pursuant to options exercised	0.4	1.0
12,500 (2003: Nil) shares issued at $3.32 each pursuant to options exercised	-	-
30,000 (2003: Nil) shares issued at $3.50 each pursuant to options exercised	0.1	-
18,700 (2003: 7,500) shares issued at $4.12 each pursuant to options exercised	0.1	-
150,000 (2003: Nil) shares issued at $4.18 each pursuant to options exercised	0.6	-
85,831 (2003: Nil) shares issued at $Nil each pursuant to the Managing Director's Incentive Plan	-	-
690,560 (2003: Nil) shares issued at $3.32 each pursuant to the Employee Share Purchase Plan	2.3	-
Share issue expenses	-	(5.8)
Balance at end of period	1,694.3	1,541.3

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors, and are fully entitled to any proceeds of liquidation.

Shares

During the period, PaperlinX Limited issued employee shares at a discount to the market price on the date of the issue, in accordance with the terms of the Employee Share Purchase Plan as approved by shareholders. Each of the share plan issues are at varying discount rates in order to comply with the local legislative requirements. The issues in each country are approximately equivalent in value to the employee.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003 (cont'd)

Note 4. Contributed Equity (cont'd)

The granting of employee shares is generally subject to specific performance criteria being achieved.

- Employee Share Purchase Plan

In the reporting period ended 31 December 2003, the following issues were made:

453,800 shares issued to employees in Australia at a discount of 40%,

37,800 shares to employees in the USA at a discount of 40%,

18,000 shares to employees in California USA at no discount,

12,000 shares to employees in California USA at a discount of 100%,

58,400 shares to employees in Canada at a discount of 40%,

89,640 shares to employees in the UK at a discount of 100%,

3,720 shares to employees in Ireland UK at a discount of 100%, and

17,200 shares to employees in New Zealand at a discount of 7.5%.

In the year ended 30 June 2003, no shares were issued pursuant to the Employee Share Purchase Plan.

- Long Term Incentive Plan

In the reporting period ended 31 December 2003, 85,831 shares were issued to the Managing Director, for nil consideration, pursuant to the Long Term Incentive Plan.

In the year ended 30 June 2003, no shares were issued pursuant to the Long Term Incentive Plan.

- Employee Share Option Plan

In the reporting period ended 31 December 2003, the following options over shares were exercised:

135,000 options, which had been granted on 14 April 2000 at an exercise price of $3.13, were exercised between 18 August 2003 and 10 December 2003. The market price of the shares was between $4.75 and $5.39.

12,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised between 10 December 2003 and 19 December 2003. The market price of the shares was $4.93.

30,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50, were exercised between 15 July 2003 and 14 August 2003. The market price of the shares was between $4.69 and $5.08.

18,700 options, which had been granted on 13 September 2001 at an exercise price of $4.12, were exercised between 15 July 2003 and 16 December 2003. The market price of the shares was between $4.69 and $5.08.

150,000 options, which had been granted on 24 August 2001 at an exercise price of $4.18, were exercised on 6 October 2003. The market price of the shares was between $5.35 and $5.38.

11,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13, were allowed to lapse in the period.

In the year ended 30 June 2003, 320,000 options over shares, which had been granted on 14 April 2000 at an exercise price of $3.13, were exercised between 6 May 2003 and 15 May 2003. The market price of the shares was between $5.04 and $5.15. In addition, 7,500 options over shares, which had been granted on 13 September 2001 at an exercise price of $4.12, were exercised on 29 August 2002 by an employee upon cessation of employment. This resulted in the aggregate issue of 327,500 shares.

Options

The granting of employee incentive options is subject to specific performance criteria being achieved.

In the reporting period ended 31 December 2003, PaperlinX Limited granted options over ordinary shares as follows:

150,000 options over 150,000 ordinary shares at an exercise price of $4.64 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 26 November 2003.

At the reporting date, there are 2,315,400 (30 June 2003: 2,522,600) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the options agreements.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003 (cont'd)

Note 4. Contributed Equity (cont'd)

Share buy-back

In the reporting period ended 31 December 2003, PaperlinX Limited did not undertake any share buyback schemes.

In the year ended 30 June 2003, PaperlinX Limited completed the buy back of 1,750,456 ordinary shares over various dates, representing 0.5% of the weighted average number of shares on issue during the year.

The consideration of $8.8 million reduced share capital.

The share buy-back of up to 10 million shares was announced on 4 December 2002 as part of the active management of the capital base of the company in order to enhance shareholders' returns. It was funded with cash that has been generated in excess of the company's needs at the time, largely through its focused working capital management programme.

Note 5. Retained Profits

	CONSOLIDATED	
	2003	2002
	$m	$m
Retained profits at the beginning of the half-year	142.2	59.6
Net effect on initial adoption of:		
• Revised AASB 1028 "Employee Benefits"	-	(1.0)
• AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	-	45.2
Net profit attributable to members of PaperlinX Limited	53.0	71.5
Transfer to exchange fluctuation reserve amounts now realised	(0.1)	-
Dividends paid	(62.3)	(45.2)
Retained profits at the end of the half-year	132.8	130.1

Note 6. Dividends

At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 7 April 2004 – 13.5 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 31 December 2003.

The final dividend for the prior period on ordinary shares was paid on 29 September 2003 – 14.0 cents per share, 50% franked at 30% tax rate on fully paid shares.

The interim dividend for the prior period on ordinary shares was paid on 25 March 2003 – 13.5 cents per share, 70% franked at 30% tax rate on fully paid shares.

The balance of the consolidated franking account as at 31 December 2003 was negative $0.2 million (2002 $9.4 million). After taking into account the estimated tax payable as at 31 December 2003 and the payment of dividend provided for at that date, where applicable, the balance of the consolidated franking account is estimated to be negative $2.0 million (2002 $13.8 million).

The balance of the franking accounts, as referred to above, is stated at a 30% tax rate.

It is unlikely that the final dividend in respect of the year ending 30 June 2004 will be franked.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003 (cont'd)

Note 7. Acquisition / Disposal of Controlled Entities and Businesses

- **Acquisitions 2003**

PaperlinX Ltd gained control over the following entities during the current half year:

	Date of Acquisition	Consolidated entity's interest	Consideration	Contribution to consolidated net profit
		%	$m	$m
The Paper Merchanting Division of Buhrmann NV Group	1/11/03	100	1,115.7	7.7

- **Acquisitions 2002**

	Date of Acquisition	Consolidated entity's interest	Consideration	Contribution to consolidated net profit
		%	$m	$m
The Paper Company Ltd (formerly Bunzl Fine Paper Ltd)	1/07/02	100	368.8	6.2

- **Disposals 2003**

PaperlinX Ltd did not lose control over any entities during the current half year.

- **Disposals 2002**

PaperlinX Ltd did not lose control over any entities during the half year.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003 (cont'd)

Note 8. Segment Reporting

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes businesses divested, stationery, and corporate costs. The proceeds received in relation to businesses divested are disclosed as unallocated revenue.

For the half-year ended 31 December 2003

	CONSOLIDATED				
	Segment Result (3)	Segment Sales	Segment Other Revenue (4)	Total Segment Revenue	Segment Assets
	$m	$m	$m	$m	$m
BUSINESS SEGMENTS					
Merchanting & Paper Trading	52.2	2,088.6	4.3	2,092.9	3,145.0
Communication Papers	33.9	366.9	1.7	368.6	900.4
Packaging Papers	12.7	124.7	-	124.7	283.8
Corporate and Other	(12.5)	55.0	1.1	56.1	175.3
Profit before net interest, and income tax	86.3				
Net Interest (1)	(15.1)				
Profit before income tax	71.2				
Income tax expense (1)	(18.2)				
Inter-segment sales (2)		(253.7)		(253.7)	
Unallocated revenue (4)			1.3	1.3	
Unallocated assets (deferred tax assets)					40.0
	53.0	2,381.5	8.4	2,389.9	4,544.5

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003 (cont'd)

Note 8. Segment Reporting (cont'd)

For the half-year ended 31 December 2002	CONSOLIDATED				
	Segment Result (3)	Segment Sales	Segment Other Revenue (4)	Total Segment Revenue	Segment Assets
	$m	$m	$m	$m	$m
BUSINESS SEGMENTS					
Merchanting & Paper Trading	47.1	1,551.1	5.2	1,556.3	1,486.7
Communication Papers	60.0	403.9	-	403.9	886.2
Packaging Papers	22.7	135.5	0.9	136.4	295.1
Corporate and Other	(6.7)	56.7	3.1	59.8	152.8
Profit before net interest and income tax	123.1				
Net Interest (1)	(20.7)				
Profit before income tax	102.4				
Income tax expense (1)	(30.9)				
Inter-segment sales (2)		(280.5)		(280.5)	
Unallocated revenue (4)			1.5	1.5	
Unallocated assets (deferred tax assets)					37.0
	71.5	1,866.7	10.7	1,877.4	2,857.8

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis
(3) Profit before net interest and income tax

	CONSOLIDATED	
	2003 $m	2002 $m
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	6.1	5.2
Other revenue from outside operating activities	1.0	4.0
	7.1	9.2
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	1.3	1.5
	8.4	10.7

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2003 (cont'd)

Note 9. Contingent Liabilities

	CONSOLIDATED	
	31 December 2003 $m	30 June 2003 $m
Contingent liabilities arising in respect of:		
Related bodies corporate:		
• Bank guarantees (trade)	3.9	2.5
• Bank guarantees (acquisition)	24.2	44.3
	28.1	46.8

The bank guarantees (trade), the beneficiary of which are third parties, are in relation to the importation of products.

At 30 June 2003, the bank guarantees (acquisition), the beneficiary of which is Bunzl plc, relate to two bank guarantees that were taken out post 2 July 2002 for GBP 10.0 million and GBP 8.0 million, respectively. These amounts are equal to the deferred settlement payments, with the bank guarantees expiring on 7 July 2003 and 5 July 2004 respectively. The guarantee of GBP 10.0 million expired on 1 July 2003, after the required cash settlement was made.

Note 10. Events Subsequent to Reporting Date

Since 31 December 2003 to the date of this report, no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business, and that detailed below) that, in the opinion of the directors, has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in financial years subsequent to 31 December 2003.

On 12 February 2004 the Company announced that it had issued the equivalent of US$250 million long-term senior unsecured notes to lenders in the North American Private Placement Market. The proceeds were used to repay short term bank financing.

The purchase price for the acquisition of Buhrmann Paper Merchanting Division is based on Completion Accounts prepared as at 1 November 2003. The accounts, which were prepared by PaperlinX are being disputed by Buhrmann NV. A defined process is being followed to achieve resolution of the disputed items.

Mr I M Wightwick retired as Managing Director effective 31 January 2004.

Mr T P Park was appointed as Managing Director effective 1 February 2004.

825061

DIRECTORS' DECLARATION

In the opinion of the directors of PaperlinX Limited:

1. the financial statements and notes set out on pages 3 to 14 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 1029 *Interim Financial Reporting*; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 26th day of February 2004.

D E Meiklejohn
Chairman

T P Park
Managing Director

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF PAPERLINX LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes 1 to 10 to the financial statements, and the directors' declaration for the PaperlinX Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2003. The Consolidated Entity comprises PaperlinX Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF PAPERLINX LIMITED (cont'd)

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of PaperlinX Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

R J Douglas (Original signed)

R J Douglas
Partner
Melbourne
26th February 2004

825061

PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

17 February, 2004

Company Announcements Office,
Australian Stock Exchange Limited,
20 Bridge Street,
Sydney, NSW 2000

Dear Sir / Madam,

Lodgement of Appendix 3Y Forms

I attach two Appendix 3Y forms for Messrs D. Abotomey and P. Waterworth, both executive Directors of PaperlinX Limited.

The appendices relate to their participation in the PaperlinX Senior Management Share Plan as at 9 September 2003. While they each have a potential maximum entitlement to 105,000 shares under the Plan after three years, they may, in fact, receive no shares if the performance criteria relating to the Plan are not met. Details of the performance criteria are set out in the PaperlinX Full Year Financial Report 2003.

A recent legal review of the Plan has nevertheless indicated that participants would have a "relevant interest" in the shares. Hence the lodgement of the Appendix 3Y forms now. My apologies for this late lodgement.

Please contact me if you require any further information.

Yours faithfully,

Richard Hobson
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Darryl Gregor Abotomey
Date of last notice	15 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Contingent interest in shares held by CPU Share Plans Pty Ltd as trustee of the PaperlinX Senior Management Share Plan
Date of change	9 September 2003
No. of securities held prior to change	63,456
Class	Ordinary
Number acquired	Maximum potential entitlement is 105,000 shares over three years
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares acquired by Trustee on market at an average price of $4.85
No. of securities held after change	168,456 shares 235,000 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in employee Share Plan leads to a contingent interest dependent upon performance criteria being satisfied over three year period.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Robert Waterworth
Date of last notice	15 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Contingent interest in shares held by CPU Share Plans Pty Ltd as trustee of the PaperlinX Senior Management Share Plan
Date of change	9 September 2003
No. of securities held prior to change	147,757
Class	Ordinary
Number acquired	Maximum potential entitlement is 105,000 shares over three years
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares acquired by Trustee on market at an average price of $4.85
No. of securities held after change	252,757 shares 200,000 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in employee Share Plan leads to a contingent interest dependent upon performance criteria being satisfied over three year period.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

825061



PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

Monday, 16 February 2004

PAPERLINX INTERIM RESULTS

PaperlinX Limited will be releasing its results for the six months to 31 December, 2003 to the Australian Stock Exchange on 26 February, 2004.

A live webcast of the management presentation will be held at 3pm (AEST) on 26 February. If you wish to view the webcast you should go to the Company website www.paperlinx.com.au at least 15 minutes before the commencement of the webcast.

The presentation material to be used will be available on the same web site. An archive version of the webcast will be available on the web site shortly after completion.

For further information, please contact:

David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: + 61 (3) 8540 2302
Mob: + 61 (407) 512 521



Thursday, 12 February 2004

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

PAPERLINX ISSUES LONG TERM UNSECURED NOTES

PaperlinX today announced it has successfully issued the equivalent of US$250 million long-term senior unsecured notes to lenders in the North American Private Placement Market. The proceeds will be used to repay short term bank financing.

PaperlinX completed the issue of the notes on Wednesday 11 February 2004 as follows:

- US$50 million final maturity of 10 years at 5.70%
- US$15 million final maturity of 15 years at 6.05%
- £57.5 million final maturity of 10 years at 6.67%
- £43.8 million final maturity of 15 years at 6.48%

Demand for the bonds was strong with a significant amount of over subscriptions received.

Commenting on the placement, PaperlinX's Chief Financial Officer, Darryl Abotomey, said "The successful placement of these notes provides additional long term fixed interest debt, further strengthening PaperlinX's balance sheet. We have been able to capitalise on the favourable interest rate environment, and believe that we now have an appropriate mix of long term and short term debt."

For further information, please contact:

Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 8540 2305
Mob: 0419 838 059

David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: (03) 8540 2302
Mob: 0407 512 521

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	PAPERLINX LIMITED
ABN	ACN 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	THOMAS PEARSON PARK
Date of appointment	1 February 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	PaperlinX Senior Management Share Plan
Nature of interest	Contingent interest dependent on performance criteria being achieved over three years
Name of registered holder (if issued securities)	CPU Share Plans Pty Ltd
No. and class of securities to which interest relates	600,000 fully paid ordinary shares (Maximum potential entitlement over three years)

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian McClure WIGHTWICK
Date of last notice	15 September 2003
Date that director ceased to be director	31 January, 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
235,482 Ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities** Nil

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

2 February, 2004

PAPERLINX CHIEF EXECUTIVE OFFICER

As previously announced, the Board of PaperlinX Limited has appointed Mr Thomas P Park as Managing Director and Chief Executive Officer of PaperlinX effective 1 February, 2004 to replace Mr Ian Wightwick. Mr Wightwick has resigned as a director effective 1 February and will retire as an executive of PaperlinX on 13 February, 2004. He has agreed to remain available in a consulting role until 30 June, 2004 to assist and advise Mr Park as appropriate.

"The Board again pays tribute to Ian's achievements during his period as Managing Director and CEO". PaperlinX Chairman Mr David Meiklejohn said "Following the acquisition of Buhrmann's paper merchanting division, PaperlinX is now a major participant in the global paper distribution and manufacturing industry".

"On behalf of the Board and the shareholders I thank Ian for his substantial contribution to the establishment and growth of PaperlinX and wish him a happy and productive retirement. We welcome Tom to his new role and the Board looks forward to working with him".

In accordance with the ASX Corporate Governance recommendations the following information is provided on the remuneration package for Mr Park. The remuneration package comprises a fixed component augmented by a significant "at risk" proportion comprising a potential short term incentive cash payment and a potential long term incentive share arrangement.

Mr Park will be paid a fixed remuneration amount of $1.5 million per annum which is reviewable annually.

The short term incentive plan provides for a maximum annual cash bonus of up to 100% of the fixed remuneration if performance criteria determined by the Board are met. These performance criteria include people management, financial targets, implementation of business and strategic plans and effective leadership and management. The maximum payment will only be paid if outstanding performance is achieved by both PaperlinX and Mr Park and the percentage will be pro-rated as appropriate.



NEWS RELEASE

The long term incentive will be measured over a 3 year period and the maximum potential entitlement is 200,000 PaperlinX shares per annum for the 3 years. These 600,000 shares will be purchased on market and any of these shares will only vest to Mr Park if relevant performance criteria are met. These performance criteria comprise 2 components, each of which rank equally. The first relates to total shareholder return over the 3 year period measured against the performance of the ASX 200 companies. If PaperlinX performs in the bottom 50% of the ASX 200 group, Mr Park will not receive any shares in respect of this criteria and PaperlinX will need to perform in the top 20% for him to obtain maximum benefit. Pro-rata arrangements will apply for a ranking between the 50th and 80th percentiles.

The second criteria relates to growth in earnings per share. For Mr Park to obtain the maximum benefit of this criteria, earnings per share growth over the 3 years must exceed the aggregate growth in Consumer Price Index over the 3 years plus 5%. No benefit will accrue if the growth over the period is below 50% of the aggregate figure plus 5%. Pro-rata arrangements will apply for performances between the 50% and 100% results.

Mr Park's employment arrangements do not contain a fixed term and can be terminated by PaperlinX on 12 months notice. Mr Park can terminate his employment on 3 months notice.

Relevant details of these remuneration arrangements will be included in the PaperlinX Annual Report.

For further information, please contact:

David Meiklejohn
Chairman
PaperlinX
Tel: (03) 9674 7121
Mob: 0412 318 641

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australasia, Asia, North America, Africa and Europe. Through its Australian Paper manufacturing division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

825061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000 5,000 5,000 7,500 7,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	\$3.13 \$3.32 \$4.12 \$3.32 \$4.12
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employees pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10,000, 5,000, 5,000 - 10 December, 2003 7,500, 7,500 – 19 December, 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
445,306,049	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,165,400	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

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20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

825061

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

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3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 December, 2003
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.13
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 December, 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	445,271,049	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,205,400	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

825061

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

825061

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 December, 2003
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.



PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

12 December 2003

AMCOR REDUNDANCY CASE

In a press release issued by Amcor Limited today, Amcor indicated that they were in discussions with PaperlinX regarding the potential impact of contracts surrounding the demerger of PaperlinX and previous arrangements that could impact any allocation of the liability between the two companies.

Amcor has received special leave by the High Court of Australia to appeal a decision by the Federal Court that Amcor is obliged to make redundancy payments to its former employees pursuant to the industrial agreement between Amcor and the CFMEU. PaperlinX confirms that it is in discussions with Amcor, but no orders have been made against PaperlinX or any related company, including Paper Australia, and PaperlinX has not been a party to the case.

The employees in question were employed directly by Amcor up until 31 March 2000 when their employment was terminated by Amcor. On the next day the same employees commenced new employment with Paper Australia Pty Limited, a subsidiary of Amcor. This transfer of employees was part of the preparations for the demerger by Amcor of its fine papers and packaging papers businesses.

Amcor has maintained its consistent position that no redundancy payments were payable as employees simply shifted employment with all entitlements maintained.

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (3) 8540 2222

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australasia, Asia, North America, Africa and Europe. Through its Australian Paper manufacturing division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.



PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

3 December, 2003

PAPERLINX APPOINTS NEW CHIEF EXECUTIVE OFFICER

The Board of PaperlinX Limited announced today that Mr Thomas P Park has been appointed Managing Director and Chief Executive Officer of PaperlinX effective 1 February, 2004 to replace Mr Ian Wightwick.

"We are very pleased to appoint a person of Tom Park's calibre to this position", PaperlinX's Chairman Mr David Meiklejohn said. "Tom's appointment follows an extensive selection process which involved consideration of candidates both in Australia and overseas. With the substantial global profile of PaperlinX we were looking for an experienced executive with both Australasian and International experience and Tom fits these requirements".

Tom Park was born and educated in the United States. After graduating from The Harvard Business School in 1974, Tom worked in the US in a number of roles. He transferred to Australia in 1981 and worked with General Foods and Kraft Foods until February 2000. During this time, he spent some 3 years in the United Kingdom. In early 1998 he was appointed Executive Vice President of Asia/Pacific for Kraft Foods International. Based in Melbourne, Tom was responsible for the Kraft operations in Australia, New Zealand, Japan, Korea and South East Asia. He left Kraft in February 2000 to join Southcorp Limited and over recent years has held the positions of Managing Director and Chief Executive Officer of Southcorp Limited and Chief Executive Officer of Goodman Fielder Limited.

Tom is an Australian citizen and during his business career in Australia has been actively involved with relevant business associations and committees and with the Business Council of Australia.

"Tom's extensive experience both as a senior executive with international responsibilities and as a Chief Executive Officer in Australia was a major factor in our selecting him to replace Ian Wightwick," Mr Meiklejohn said. "Ian has done an outstanding job in establishing and expanding PaperlinX over the past 3 ½ years. The Board pays tribute to his achievements, with PaperlinX now being a major participant in the global paper distribution and manufacturing business. Ian will retire after Tom's appointment on 1 February, 2004 but has agreed to remain available until 30 June, 2004 to assist and advise Tom as appropriate."

PaperlinX

NEWS RELEASE

Mr Park's remuneration and incentive arrangements are generally similar to those of the present incumbent and full relevant details will be disclosed when he becomes an employee of the Company. His employment arrangement does not contain a fixed term and can be terminated by PaperlinX on 12 month's notice. Mr Park can terminate his employment on 3 month's notice. Appropriate parameters will be agreed for the annual short term incentive and the long term incentive will be measured over a 3 year period and will be based on growth in shareholder value and growth in earnings per share over that period.

"The Board is looking forward to working with Tom Park in his new role," Mr Meiklejohn said. "There are a number of immediate business issues to address but Tom and his management team have the experience and expertise to deal with these and to successfully build on the PaperlinX strategy of recent years."

For further information, please contact:

Mr David Meiklejohn
Chairman
PaperlinX Limited
Ph: +61 (3) 9674 7121
Mob: 0412 318 641

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australasia, Asia, North America, Africa and Europe. Through its Australian Paper manufacturing division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

825061



PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

27 November 2003

Australian Paper Management Structure Changes

PaperlinX has today announced a major restructuring of the management of its Australian paper manufacturing business, Australian Paper. Commenting on the changes, PaperlinX Managing Director, Ian Wightwick said, "As indicated by PaperlinX's Chairman in his address to our Annual General Meeting in October, earnings in our Australian Paper business have been severely impacted by the strong appreciation of the Australian dollar. The stronger dollar results in reduced selling prices in Australia as we compete with import prices and reduces the competitiveness of our export volumes."

"Having foreseen a continuation of challenging trading conditions, PaperlinX embarked upon a profit improvement programme which has resulted in reducing costs. However, the continuing strengthening of the Australian dollar has required a more radical change to the way we do our business."

"The restructured senior management of Australian Paper has resulted in a leaner and more efficient team to lead the Division. The major focus is to improve our responsiveness to our customers' needs, and to ensure we add value in our capacity as a local producer. Unfortunately this process has resulted in job losses, including a number of senior positions within Australian Paper's head office."

"The continued appreciation of the Australian dollar since the Annual General Meeting has increased the impact on PaperlinX's earnings, and the cost reduction and restructuring initiatives taken by management only partially offset this impact.

PaperlinX

NEWS RELEASE

Whilst the movement in the Australia dollar is obviously outside our control, we continue to take action to respond to the changing dynamics of the business environment in which we operate."

ENDS

For further information please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (0)3 8540 2222

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (0)3 8540 2302
Ph: +61 (0) 407 512 521

Editors Note:

PaperlinX is a leading international paper merchant, with businesses in Australasia, Asia, North America, Europe and South Africa. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers. PaperlinX is listed on the Australian Stock Exchange under the symbol "PPX".

825061



The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

4 November 2003

BY FAX - ORIGINAL IN POST
(61 3 8540 2280)

PaperlinX Limited
307 Ferntree Gully Road
Mount Waverly
Victoria 3149 Australia

Re: Notice of Interests of Substantial Shareholder under Section 671B

Corporate Secretary:

Enclosed is a Form 603 dated 3 November 2003. Please note that a copy of this report has been sent to the Australian Stock Exchange.

The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC"). CRMC is a U.S.-based investment management company that manages The American Funds Group of mutual funds. CGC is also the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies: Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A. and Capital International K.K. Each of these investment management companies acts separately from the others and from CGC in exercising investment discretion over its managed accounts.

Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 603 are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

For the purposes of this Notice an outstanding share balance of 445,240,832 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

825061

Should you have questions or require additional information, please contact The Global Reporting Group at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

David Gaw
Compliance Consultant

FORM 603

Section 671B

Corporations Law
NOTICE OF INITIAL SUBSTANTIAL SHAREHOLDER
UNDER SECTION 671B

To: PaperlinX Limited
(A.C.N.70 005 146 350)

Take notice that The Capital Group Companies, Inc. (A.C.N. n/a) of 333 South Hope St., Los Angeles, California 90071 on 3 November 2003, became a substantial shareholder.

1. Particulars of the voting shares in which that substantial shareholder or an associate had a relevant interest or relevant interests at that date are set out below in respect of each holder of a relevant interest:

(a) Name and address of holder:

The shares being reported under this section are owned by accounts under the discretionary investment management of 3 investment management companies (Capital Research and Management Company, Capital International, Inc., and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

(b) Number and description of voting shares of each class of shares in the company in which relevant interest is held:

22,320,098 shares

(c) The name and address of each person registered as holder of any of the voting shares in which the relevant interest is held and particulars of the shares in respect of which each of those persons is registered holder:

See Annexure "A" dated 3 November 2003 (copy attached)

(d) The name and address of each person entitled to become registered as holder of any of the voting shares in which the relevant interest is held and particulars of the shares in respect of which each of those persons is entitled to become a registered holder:

None

(e) The date of each acquisition of a relevant interest within the previous four months and the number of voting shares of each class of shares in the company acquired at that date, if any:

Approximately 65 transactions have taken place in PaperlinX Limited in the last four months on behalf of the above-mentioned clients. A 2-page report detailing these transactions can be provided if required by contacting the Global Reporting Group at 213-615-0469. Alternatively, you may send an email to GRGroup@capgroup.com.

(f) The valuable consideration for each acquisition in the previous four months, including the nature of any part that did not consist of money:

Approximately 65 transactions have taken place in PaperlinX Limited in the last four months on behalf of the above-mentioned clients. A 2-page report detailing these transactions can be provided if required by contacting the Global Reporting Group at 213-615-0469. Alternatively, you may send an email to GRGroup@capgroup.com.

2. (a) The total number of voting shares of each class of shares in the company in which the substantial shareholder and his or her associates hold relevant interests is:

   22,320,098 shares

   (b) The numbers of voting shares of each class of shares in the company specified in accordance with paragraph (a) are the following percentages of the total numbers of voting shares of those classes:

   5.01%

3. The reasons why a person named in paragraph 1 is considered an associate for the purposes of Division 2 of Part 1.2 are as follows:

   The companies (Capital Research and Management Company, Capital International, Inc., and Capital Guardian Trust Company) referred to in paragraph 1(a) are wholly owned direct or indirect subsidiaries of The Capital Group Companies, Inc.

4. Particulars of any contract, scheme, arrangement or other circumstance by reason of which the substantial shareholder or an associate, as the case may be, acquired the relevant interest or relevant interests referred to above (exclude particulars relating to interest acquired more than 12 months previously, where the holder has, throughout the period of 12 months immediately before the date of the notice, been the registered shareholder of those shares) are as follows:

   The companies referred to in clause 3 above, acting as discretionary managers, acquired the shares under the terms of the relevant discretionary management contracts.

5. Particulars of the nature of the relevant interest or relevant interests are as follows:

   The shares are held as part of an investment portfolio.

6. Particulars of any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers of those shares are as follows:

   In some cases, the clients of the investment management companies have requested that the investment management companies vote portfolio securities on their behalf. Other clients choose to retain the voting control of their portfolio securities (thus taking all the voting power away from the investment management companies).

7. Particulars of any additional benefit that any person from whom a relevant interest was acquired has, or may, become entitled to receive, whether on the happening of a contingency or not, in relation to that acquisition, other than the valuable consideration mentioned in paragraph 1, are as follows:

   None

825C61

Dated 4 November 2003

The Capital Group Companies, Inc.

By: ______________________________
(Signature)

Liliane Corzo
Counsel

DIRECTIONS

1. This form must contain particulars of relevant interests held by a person or his or her associates at the date on which that person became a substantial shareholder. Notice of any subsequent change in those particular must be given, if required, in additional notice in accordance with Form 603, 604 or 605, prescribed under Section 671B, as the case requires.

2. For the purposes of completing this form, where the voting shares of a company are not divided into 2 or more classes, those shares must be taken to be a class.

3. Where there is insufficient space on this form to furnish the required information, the information is to be shown in a separate annexure.

4. Requirements relating to annexures are set out in regulation 1.06.

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Annexure "A"

This is the Annexure of 4 pages marked Annexure "A" referred to in Form 603 signed by this corporation dated 3 November 2003.

The Capital Group Companies, Inc.

By: ______________________

Liliane Corzo
Counsel

Australia Annexure
PaperlinX Limited
3 November 2003

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	659,607	
	44003300	40,577	
	44044600	11,547	
	44278400	41,136	
		752,867	
Capital International, Inc.	46420000	42,244	
	46422100	96,658	
	46484000	2,243,329	
		2,382,231	
Capital Research and Management Company	11000012	19,185,000	
		19,185,000	
GRAND TOTAL		**22,320,098**	**5.01%**

Nominee List
PaperlinX Limited
3 November 2003

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

44278400	41,136
44278400	41,136
44278400	41,136
Total Shares:	123,408

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

44000600	839,291
44003300	40,577
11000012	15,432,423
44255600	220,138
46484000	3,756,627
46422100	114,858
44000600	839,291
44003300	40,577
11000012	15,682,423
44255600	220,138
46484000	2,519,772
46422100	114,858
44000600	659,607
44003300	40,577
11000012	19,165,000
46484000	2,243,329
46422100	96,658
Total Shares:	62,046,144

Chase Manhattan Nominee Ltd.
Australia

44468600	48,200
Total Shares:	48,200

Westpac Banking Corp

46460000	351,370

825061

Nominee List
PaperlinX Limited
3 November 2003

Nominee Name	
46460000	228,870
Total Shares:	580,240

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

44044600	11,547
46420000	42,244
46460400	133,281
44800300	11,500
44044600	11,547
46420000	42,244
46460400	87,781
44044600	11,547
46420000	42,244
Total Shares:	393,935